April 21, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: J. Nolan McWilliams, Attorney-Advisor

Re:	ADOMANI, Inc.
Offering Statement on Form 1-A
File No. 024-10656

Dear Mr. McWilliams:

Pursuant to Rule 252(e) under the Securities Act of 1933, as amended, the undersigned, Boustead Securities, LLC, as the underwriter of the offering pursuant to the above-referenced Offering Statement on Form 1-A, as amended (the “Offering Statement”), hereby joins in the request of ADOMANI, Inc., that the Securities and Exchange Commission issue a qualification order for the Offering Statement so that it may be qualified by 4:00 P.M. Eastern Time on April 25, 2017, or as soon thereafter as is practicable.

Very truly yours,

Boustead Securities, LLC

By:	/s/ Keith Moore
Keith Moore
Authorized Officer